UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transitions period from                      to

Commission File Number: 001-39191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OVINTIV U.S. RETIREMENT PLAN

370 17th Street, Suite 1700

Denver, CO 80202

U.S.A.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OVINTIV INC.

370 17th Street, Suite 1700

Denver, CO 80202

U.S.A.

Ovintiv U.S. Retirement Plan

Financial Statements

and

Independent Auditors’ Report

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Management Pension and Benefits Committee and Plan Participants

Ovintiv U.S. Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ovintiv U.S. Retirement Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2020 and 2019, and the changes in its net assets for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets held at end of year as of December 31, 2020 and delinquent participant contributions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2010

Denver, Colorado

June 28, 2021

OVINTIV U.S. RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets

Investments, at fair value

Mutual funds	$371,348,397	$360,486,143

Pooled separate accounts	38,557,747	36,324,936

Common collective trust funds	25,144,671	23,332,558

Ovintiv common stock	21,761,003	—

Encana common shares	—	19,702,893

Total investments, at fair value	456,811,818	439,846,530

Receivables

Participant notes receivable	3,837,757	4,367,863

Net assets available for benefits	$460,649,575	$444,214,393

See Notes to Financial Statements

OVINTIV U.S. RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2020

Investment income
Net realized and unrealized gains on investments	$54,058,799
Dividend income	6,018,151

Total investment income - Net	60,076,950

Interest income

Interest income from participant notes receivable	234,941

Contributions
Employer	20,753,528
Employee	14,342,435
Rollover	1,240,206

Total contributions	36,336,169

Deductions
Participant withdrawals and benefit payments	79,989,051
Administrative fees	223,827

Total deductions	80,212,878

Net increase	16,435,182

Net assets available for benefits
Beginning of year	444,214,393

End of year	$460,649,575

See Notes to Financial Statements

1. Description of the Plan and Significant Accounting Policies

The following description of the Ovintiv U.S. Retirement Plan (the “Plan”) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

A) General

On January 24, 2020, Encana Corporation (“Encana”) completed a corporate reorganization (the “Reorganization”), which included a plan of arrangement under the Canada Business Corporations Act (the “CBCA”), pursuant to which, among other things, Encana completed a share consolidation on the basis of one post-consolidation share for each five pre-consolidation shares and Ovintiv Inc. (“Ovintiv”) ultimately acquired all of the issued and outstanding common shares of Encana (“Encana common shares”) in exchange for shares of Ovintiv on a one-for-one basis and became the parent company of Encana and its subsidiaries, including Ovintiv Services Inc., which at the time served as Plan Sponsor.

Ovintiv and its subsidiaries continue to carry on the business previously conducted by Encana and its subsidiaries prior to the completion of the Reorganization.

On January 1, 2021, in connection with a corporate reorganization, Ovintiv Services Inc. transferred sponsorship of the Plan to Ovintiv USA Inc. References to “Plan Sponsor” or “Company” herein (i) for periods prior to January 1, 2021, refer to Ovintiv Services Inc. and (ii) for periods on or after January 1, 2021, refer to Ovintiv USA Inc.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law. The CARES Act contains several provisions that temporarily impact 401(k) plans, including a new hardship withdrawal option, loan and payment terms. The Plan adopted certain provisions of the CARES Act that allow the Plan’s participants to request penalty-free distributions of up to $100,000 for qualifying COVID-19 related reasons before December 31, 2020. In addition, the Plan adopted the temporary loan repayment deferral provision and the suspension of required minimum distributions in 2020.

The Plan is a defined-contribution plan established on September 1, 1999, under which employer contributions are based on a fixed formula that is not related to profits and that is designated as a pension plan by the Plan Sponsor. All U.S. employees of Ovintiv USA Inc. and Ovintiv Inc. are eligible to participate in the Plan. The Plan includes immediate participant eligibility, automatic enrollment at 5% of participant compensation, the option for a participant to contribute using a percentage or flat dollar election and the option for a participant to elect to receive dividends in cash or reinvest in additional shares. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Management Pension & Benefits Committee (“MPBC”) provides oversight for the Plan. Principal Financial Group (“Principal”) serves as trustee, manages Plan assets and maintains the Plan’s records. Principal offers Plan participants a variety of investment options. Individual accounts are invested in the various investment options at the direction of the participants.

B) Contributions

Participants may make before-tax and after-tax contributions up to 75% of their annual compensation not to exceed limits by the Internal Revenue Service (“IRS”), which are adjusted annually by the Secretary of Treasury for inflation. This maximum percentage may be reduced by the Plan administrator in certain circumstances. The Plan also permits rollover contributions from other qualified retirement plans. Employee contributions to the Plan are made through regular payroll deductions, catch-up contributions, and Roth contributions, which are after-tax contributions tracked in a separate account but subject to the same limitations set forth under the Plan.

The Company will make a safe harbor matching contribution of 100% of elective deferrals up to 5% of eligible compensation each period, which is initially invested in shares of common stock of Ovintiv Inc. and after that, participants may invest at their direction. In addition, the Company will make a contribution of 8% of eligible compensation each pay period, invested at the direction of the participants (except that these funds generally cannot be invested in shares of common stock of Ovintiv Inc.).

Certain contributions in 2019 were paid after the time frame required by the Department of Labor. The Company is in the process of remitting the related lost earnings.

C) Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution, Plan earnings or losses, forfeitures, and an allocation of Plan expenses. Allocations are based upon Plan earnings or losses and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

D) Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon. Participants also have full and immediate vesting in the Company’s 5% safe harbor matching contribution portion of their accounts. Participants are generally fully vested in the Company’s 8% contribution after three years of service, and at disability, death or attainment of early retirement age under the Plan.

E) Participant Notes Receivable

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear an interest rate between 4.25% to 6.50%, equal to one percent over the prime rate published in the Wall Street Journal on the first business day of the month in which the note is requested. The notes mature at various dates through 2035. Principal and interest is paid ratably through payroll deductions. Participant notes are recorded in the financial statements at amortized cost plus accrued interest. Participant notes receivable are written off when deemed uncollectible.

F) Payments of Benefits

Upon termination of service, a participant may receive the value of the vested account balance as a lump-sum distribution or, at the participant’s election, in partial payments in cash, periodic installment payments, or in an annuity form of payment. Accounts with balances less than $1,000 will be distributed in a cash lump sum. Benefits are recorded as distributions to participants when paid.

G) Participant Termination and Forfeitures

Forfeitures occur when a participant terminates employment prior to satisfying the service years required to become vested in the 8% contribution made by the Company. Forfeitures can be used to pay Plan expenses or reduce employer contributions. As of December 31, 2020, and 2019, forfeiture balances were $26 and $7,726, respectively. For the year ended December 31, 2020, $332,966 of forfeitures were used to reduce employer contributions and $24,778 of forfeitures were used to reduce administrative expenses.

H) Valuation of Investments and Income Recognition

Investments are recorded at fair value or net asset value (“NAV”) for common collective trust funds as reported to the Plan by the trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements.

The net realized and unrealized gain or loss on investments (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value. Purchase and sales of investments are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recognized on the ex-dividend date.

I) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

J) Risk and Uncertainties

The Plan provides for various investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Additionally, some investments held by Principal are invested in the securities of foreign companies, which involve certain risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

2. Fair Value Measurements

Accounting principles generally accepted in the United States of America require disclosure about how fair value is determined and establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2:

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual funds:

Mutual funds are valued at the daily closing price as reported by the fund. All of the mutual funds are funds with quoted daily prices that are directly observable in the marketplace by market participants.

Common collective trust funds:

The Principal Stable Value Fund, held in a common collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. These investments are valued at their net asset values (“NAV”) per share as of the close of business on the valuation date as a practical expedient for the estimated fair value. The NAV is quoted on a private market that is not active; however, the unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV for the Stable Value Fund is based on the contract value of fully benefit-responsive contracts, conventional and synthetic GICs, which represents invested principal plus accrued interest thereon. The Stable Value Fund seeks to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets.

The Principal Stable Value Fund is valued at the NAV of the units held by the Plan. NAV would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

There are no significant redemption restrictions or unfunded commitments on these investments.

Pooled Separate Accounts (“PSA”):

Investments in PSA are valued on a per unit market value as determined by the Principal, which reflects the fair value of the underlying investments comprising the separate pooled funds. The majority of the underlying net assets have observable Level 1 and/or Level 2 quoted pricing inputs which are used to determine the unit value of the PSA which is not publicly quoted but available to investors through accessing their online balances. These PSAs are classified as Level 2.

Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the holding period elapses. New contributions are allowed during this time period.

There are no significant redemption restrictions or unfunded commitments on these investments.

Ovintiv common stock:

Investments in shares of common stock are valued at the closing price of such shares of common stock reported on the active market on which the securities are traded.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2020 and 2019:

Fair Value

2020

Description	Level 1	Level 2	Level 3	Total

Mutual funds	371,348,397	-	-	371,348,397

Common collective trust funds (net asset value*)	-	-	-	25,144,671

Pooled separate accounts	-	38,557,747	-	38,557,747

Ovintiv common stock **	21,761,003	-	-	21,761,003

Total	$393,109,400	$38,557,747	$-	$456,811,818

2019

Description	Level 1	Level 2	Level 3	Total

Mutual funds	360,486,143	-	-	360,486,143

Common collective trust funds (net asset value*)	-	-	-	23,332,558

Pooled separate accounts	-	36,324,936	-	36,324,936

Encana common shares	19,702,893	-	-	19,702,893

Total	$380,189,036	$36,324,936	$-	$439,846,530

*

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

**	On January 24, 2020, Encana completed a corporate reorganization which included a one-for-five share consolidation and an exchange of Encana common shares for shares of Ovintiv common stock.

3. Income Taxes

The Plan obtained a favorable opinion letter, dated June 23, 2014, from the IRS as to the qualified status of the Plan. The Plan administrator believes that the Plan continues to be operated and administered in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income tax have been included in the Plan financial statements. The plan administrator believes it is no longer subject to tax examinations for years prior to 2015.

4. Administration of the Plan

The Company provides, at no cost to the Plan, certain administrative, accounting, and legal services to the Plan and pays the cost of certain outside services for the Plan.

5. Partial Plan Termination

As a result of the Plan Sponsor’s workforce reductions, the Plan experienced a partial plan termination as defined by ERISA in 2020 and 2019. Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated because of an action taken by the Plan Sponsor. If a partial plan termination occurs, full vesting in the employer’s 8% contribution is required for the affected participants, which are the only accounts that are not already 100% vested.

All affected employees who were participants in the Plan were fully vested in their account balances at the date of their partial plan termination.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated for any reason, all participants become 100% vested and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiary.

7. Party-in-Interest Transactions

Certain Plan investments are managed by Principal or its’ affiliates. Principal is the Trustee as defined by the Plan and these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

Prior to the Reorganization, the Plan allowed participants to invest in Encana common shares and following the Reorganization, the Plan allows participants to invest in Ovintiv common stock. As the Company is the sponsoring entity of the Plan, the common shares qualify as party-in-interest transactions.

The Plan Sponsor pays certain expenses on behalf of the plan. These transactions qualify as party-in-interest transactions.

8. Concentration of Investments

As of December 31, 2020, the Plan held $52,474,086 in the Fidelity 500 Index Fund, which was approximately 11% of total investments. As of December 31, 2019, the Plan held $54,049,591 in the Fidelity 500 Index Fund, which was approximately 12% of total investments. The net assets available for benefits would be sensitive to any changes in the value of Fidelity 500 Index Fund. The Fidelity 500 Index Fund seeks to provide investment results that correspond to the total return performance of common stocks included in the S&P 500 index and would be subject to stock market risk, which is the chance that stock prices overall will decline.

9. Reconciliation to Form 5500

The following is a reconciliation of the net assets available for benefits per the Financial Statements to the Form 5500: [GRAPHIC APPEARS HERE]

	December 31,
	2020	2019

Net assets available for benefits per Financial Statements	$460,649,575	$444,214,393

Difference in valuation of stable value common collective trust fund	$-	$349,765

Net assets available for benefits per Form 5500	$460,649,575	$444,564,158

The following is a reconciliation of the net increase in assets available for benefits per the Financial Statements to the Form 5500 for the year ended December 31, 2020:

Net increase in assets available for benefits per Financial Statements before transfers in from other plans	$16,435,182

Difference in valuation of stable value common collective trust fund	$(349,765)

Net income - per Form 5500	$16,085,417

The accompanying Financial Statements present the stable value fund, a common collective trust fund, at NAV; NAV includes indirect investments of fully benefit-responsive contracts measured at contract value. The Form 5500 requires these embedded fully benefit-responsive investment contracts in the common collective trust fund to be presented at fair value using valuation methodologies appropriate for each underlying investment contract. Therefore, the adjustment from contract value to fair value for the fully benefit-responsive investment contracts represents a reconciling item.

10. Subsequent Events

The Plan has evaluated all subsequent events through June 28, 2021, which is the date the financial statements were available to be issued.

Effective January 1, 2021, in connection with a corporate reorganization as described in Note 1, sponsorship of the Plan was transferred from Ovintiv Services Inc. to Ovintiv USA Inc.

SUPPLEMENTAL SCHEDULES

OVINTIV U.S. RETIREMENT PLAN

Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions

As of December 31, 2020

Employer Identification Number: 98-0087558

Plan Number: 001

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected		Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

Check here if late participant loan contributions are included [ ]	$13	*	$-	$-	$-

*	Represents delinquent participant contribution from 2019 pay period.

OVINTIV U.S. RETIREMENT PLAN

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2020

Employer Identification Number: 98-0087558

Plan Number: 001

Employer Identification Number: 98-0087558

Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	Fidelity 500 Index	Mutual Fund	52,474,086
	TIAA-CREF Lifecycle Index 2050	Mutual Fund	38,732,749
	TIAA-CREF Lifecycle Index 2040	Mutual Fund	37,356,272
	TIAA-CREF Lifecycle Index 2045	Mutual Fund	27,195,712
	TIAA-CREF Lifecycle Index 2030	Mutual Fund	27,128,146
	Fidelity Small Cap Index Fund	Mutual Fund	21,550,479
	Vanguard Windsor II Fund - Admiral	Mutual Fund	19,829,393
	TIAA-CREF Lifecycle Index 2035	Mutual Fund	16,576,902
	American Funds EuroPacific Growth R6 Fund	Mutual Fund	16,255,931
	TIAA-CREF Lifecycle Index 2025	Mutual Fund	14,992,926
	Fidelity US Bond Index Fund	Mutual Fund	12,164,467
	PIMCO Total Return Fund Class A	Mutual Fund	11,170,896
	TIAA-CREF Lifecycle Index 2055	Mutual Fund	10,786,916
	TIAA-CREF Lifecycle Index 2020	Mutual Fund	10,209,599
	Fidelity Mid Cap Index Fund	Mutual Fund	10,127,151
	BlackRock Md-Cap Growth Equity Fund Class K	Mutual Fund	9,529,884
	Fidelity International Index Fund	Mutual Fund	7,312,274
	T. Rowe Price QM US Small-Cap Growth Equity Fund	Mutual Fund	6,701,795
	TIAA-CREF Lifecycle Index 2060	Mutual Fund	4,686,522
	T. Rowe Price Institutional Emerging Markets Equity Fund	Mutual Fund	4,071,141
	TIAA-CREF Lifecycle Index 2010	Mutual Fund	3,331,039
	Columbia Strategic Income Advisor Fund	Mutual Fund	2,860,703
	TIAA-CREF Lifecycle Index 2015	Mutual Fund	1,863,685
	PIMCO Global Bond (Unhedged) I Fund	Mutual Fund	1,684,751
	Columbia Small Cap Value II Adv	Mutual Fund	1,322,200
	American Century Mid-Cap R6	Mutual Fund	755,316
	TIAA-CREF Lifecycle Index	Mutual Fund	677,462

	Total mutual funds		371,348,397

*	Principal Large Cap Growth I Separate Account	Pooled Separate Accounts	34,014,242
*	Principal Real Estate Securities Separate Account	Pooled Separate Accounts	4,543,505

	Pooled separate accounts		38,557,747

*	Principal Stable Value Z Fund	Common Collective Trust Fund	25,144,671

	Total common collective trust funds		25,144,671

*	Ovintiv common stock	Common Stock	21,761,003

	Total common stock		21,761,003

*	Participant notes receivable	4.25% - 6.50% with maturities through 2035, collateralized by participant vested balances	3,837,757

	Total loans receivable		3,837,757

			460,649,575

(d) Cost information is not required for these investments, as they are participant directed.
*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Pension & Benefits Committee, as administrator of the Ovintiv U.S. Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

OVINTIV U.S. RETIREMENT PLAN

Date: June 28, 2021	By:	/s/ Elizabeth Whillock
	Name:	Elizabeth Whillock
	Title:	Management Pension & Benefits Committee Member

Form 11-K Exhibit Index

Exhibit No.

23.1	Consent of Plante & Moran, PLLC